

Mail Stop 4631

July 21, 2009

<u>Via U.S. mail and facsimile</u>

James W. Baehren
Senior Vice President, Strategic Planning,
General Counsel and Secretary
Owens-Brockway Glass Container Inc.
One Michael Owens Way
Perrysburg, OH 43551-2999

> **RE: Owens-Illinois Group, Inc. et al.**
> **Form S-4 filed June 25, 2009**
> **File No. 333-160226**

Dear Mr. Baehren:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

<u>Cover page</u>

1. Please disclose the following on the cover page:

    - Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

- Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

2. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Forward-looking statements, page iii

3. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Summary, page 1

4. To the extent applicable, please also revise your summary to address the following comments.

The Exchange Offer, page 23

5. We note the disclosure throughout this section and elsewhere in the filing that you will provide notice to holders either orally or by written notice. Please advise us as to how oral notice is reasonably calculated to reach holders or otherwise satisfies the requirements of Rule 14e-1(d) under the Exchange Act. Please also clarify the manner in which you would provide written notice.

Expiration Date; Extensions; Amendments, page 24

6. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 34-16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth day. See Rule 14d-1(g)(3).

7. We note that you reserve the right to extend the exchange offer by giving oral or written notice of such extension. Please confirm in your prospectus that such notice will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).

8. We note the disclosure in the first bullet point that you reserve the right "to delay accepting any private notes." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring only to the right to delay acceptance due to an extension of the exchange offer, so state.

Interest on the Exchange Notes, page 25

9. Please reconcile the disclosure in the first sentence of the second paragraph with the disclosure in the second sentence of the second paragraph. In this regard, we note that the first sentence appears to indicate that holders will receive accrued interest, while the second sentence appears to indicate that they are waiving their rights to this accrued interest.

Procedures for Tendering, page 25

10. We note the disclosure in the bullet points immediately preceding the last paragraph of this section. Please revise to have each holder also acknowledge that it "does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes."

Conditions, page 28

11. We note your disclosure under this heading. Please note that all conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language here and throughout your prospectus accordingly.

No personal liability of directors…, page 127

12. Please revise the last sentence to state that the waiver "will not" rather than "may not" be effective to waive liabilities under the federal securities laws because any agreement to waive the requirements of the federal securities laws is void under section 14 of the Securities Act.

Item 22. Undertakings, page II-2

13. Please provide the undertakings required by Items 512(a)(5) and (6) of Regulation S-K.

Exhibit Index

14. Please file the letter, or the form of letter, of transmittal as an exhibit to the registration statement, as well as any other supplemental materials delivered to holders, such as a notice of guaranteed delivery. Please note that we have may further comments upon our review. In addition, please revise these documents, as applicable, to comply with the comments in this letter.

Exhibit 5.2

15. Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

16. We note internal counsel's limitation of opinion "as to the internal laws of the State of Ohio and the General Corporation Law of the State of Delaware…." Given that two of your subsidiary guarantors are incorporated in New York and Pennsylvania, please have counsel revise his legal opinion to extend to the laws of these states.

Exhibit 21

17. Please file a new exhibit 21 that includes Seagate II, Inc. and Seagate III, Inc. as subsidiaries.

Signatures

18. Please have OI Auburn, Inc. sign the registration statement.

Supplemental Letter

19. We note the representations in paragraph 3. Please revise clause (a) to indicate that the broker-dealer "may" be an underwriter.

20. Please clarify that you will include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision:

- If the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Private Notes pursuant to the Exchange Offer.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions.

               Sincerely,

               Pamela A. Long
               Assistant Director

cc: Tracy K. Edmonson, Esq. (via facsimile)
       Latham & Watkins LLP